Special shareholder meeting

The fund held a Special Meeting of Shareholders on April 15, 2016. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between John Hancock Small Cap Equity Fund and John Hancock New Opportunities Fund.

FOR	AGAINST	ABSTAIN
4,953,031.211	389,247.517	390,418.306